UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATE AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-53504

Crossroads Liquidating Trust

(Exact name of registrant as specified in its charter)

128 N. 13th Street, #1100

Lincoln, Nebraska 68508

(402) 261-5345

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units of Beneficial Interest

(Title of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: zero (0).

Pursuant to the requirements of the Securities Exchange Act of 1934, Crossroads Liquidating Trust has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

CROSSROADS LIQUIDATING TRUST

Date: January 6, 2021	By:	/s/ Ben H. Harris
Ben H. Harris
Administrator